UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 2



                         Genesis Health Ventures, Inc.
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                                (Name of Issuer)



                     Common Stock, Par Value $0.02 Per Share
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                         (Title of Class of Securities)



                                   37183F-10-7
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                                 (CUSIP Number)

                               Steve Chaiken, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 6, 2003
                 -----------------------------------------------

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 2 OF 7 PAGES
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 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Goldman, Sachs & Co.
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [X]
     ITEMS 2(d) OR 2(e)
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
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                           7.  SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                          5,075,073
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    5,075,073
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,075,073
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
     (SEE INSTRUCTIONS)
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.2%
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14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          BD-PN-IA
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

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 3 OF 7 PAGES
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 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
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 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF;00
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [  ]
     ITEMS 2(d) OR 2(e)
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                           7.  SOLE VOTING POWER
  NUMBER OF                         27,500
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                          5,075,073
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                           27,500
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    5,075,073
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,102,573
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
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14.  TYPE OF REPORTING PERSON

          HC-CO
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

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CUSIP NO. 37183F-10-7                                      PAGE 4 OF 7 PAGES
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                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          GENESIS HEALTH VENTURES, INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons")/(1) hereby amend and supplement the statement on Schedule 13D as most recently amended by Amendment No. 1 thereto filed March 27, 2003 (as amended, the "Schedule 13D"), with respect to the Common Stock, $0.02 par value per share (the "Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 2 is being filed to report a decrease in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was as a result of an agreement between the Company and Goldman Sachs regarding the sale of Common Stock by Goldman Sachs to the Company.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

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CUSIP NO. 37183F-10-7                                      PAGE 5 OF 7 PAGES
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Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of May 6, 2003, Goldman Sachs may be deemed to beneficially own an aggregate of 5,075,073 shares of Common Stock, consisting of (i) 4,721,906 shares of Common Stock beneficially and directly owned by Goldman Sachs and (ii) 353,167 shares of Common Stock underlying 71,799 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Goldman Sachs, representing in the aggregate approximately 12.2% of the outstanding shares of Common Stock reported to be outstanding as of February 7, 2003, as disclosed in Company's quarterly report on Form 10-Q for the quarter ended December 31, 2002 (the "10-Q") and in accordance with Rule 13d-3(d)(1).

     As of May 6, 2003, GS Group may be deemed to beneficially own an aggregate of 5,102,573 shares of Common Stock, consisting of (i) 5,075,073 shares of Common Stock beneficially owned by GS Group through Goldman Sachs as described above, and (iv) 27,500 shares of Common Stock underlying immediately exercisable Options, representing in the aggregate approximately 12.3% of the outstanding shares of Common Stock as disclosed in the 10-Q and in accordance with Rule 13d-3(d)(1). The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. Lanasa III, a Managing Director of Goldman Sachs, who is a member of the board of directors of the Company. Mr. Lanasa has an understanding with GS Group pursuant to which he holds the options for the benefit of GS Group.

     (c) On May 6, 2003, the Company and Goldman Sachs reached an oral agreement pursuant to which the Company agreed to purchase 500,000 shares of Common Stock from Goldman Sachs at a price of $14.84 per share. The sale is expected to be consummated on May 9, 2003.

     Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.


Item 6 is hereby amended as follows:

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     On May 6, 2003, the Company and Goldman Sachs reached an oral agreement pursuant to which the Company agreed to purchase 500,000 shares of Common Stock from Goldman Sachs at a price of $14.84 per share. The sale is expected to be consummated on May 9, 2003.

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CUSIP NO. 37183F-10-7                                      PAGE 6 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2003


THE GOLDMAN SACHS GROUP, INC.


By: /s/ Roger S. Begelman
    ---------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


GOLDMAN, SACHS & CO.


By: /s/ Roger S. Begelman
    ---------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact

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CUSIP NO. 37183F-10-7                                      PAGE 7 OF 7 PAGES
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                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                                Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.               Chairman  and  Chief  Executive  Officer  of
                                    The Goldman Sachs Group, Inc.

John A. Thain                       President and  Co-Chief Operating Officer of
                                    The Goldman Sachs Group, Inc.

Lloyd C. Blankfein                  Vice  Chairman  of  The Goldman Sachs Group,
                                    Inc.

Lord Browne of Madingley            Group Chief Executive of BP plc


John H. Bryan                       Retired Chairman and Chief Executive Officer
                                    of Sara Lee Corporation

William W. George                   Retired Chairman and Chief Executive Officer
                                    of Medtronic, Inc.

James A. Johnson                    Vice Chairman of Perseus, L.L.C.


Ruth J. Simmons                     President of Brown University